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Karen A. Quaile

Independent Chief Financial Officer

Mullica Hill, New Jersey

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Our CFO Partner LLC

 **See contact info**

 328 connections

I help small/medium size business owners solve their financial management issues, so they can sleep at night!

Experience

Independent Chief Financial Officer
Our CFO Partner LLC

Feb 2018 – Present · 1 yr 3 mos
South Jersey

Providing professional services as an independent CFO consultant to small/medium sized businesses in South Jersey, Delaware and Eastern Pennsylvania.

Your company may need:
Banking and Lending Relationships
Profit Improvement
Financial and Strategic Planning
Cash Flow Improvement and Projections... See more

 ### CFO
Barzilay Development, LLC

Jun 2016 – Feb 2018 · 1 yr 9 mos
Greater Philadelphia Area

Responsible for the finance and administrative functions of a real estate development and management company.

Executive Director
Tower Hospitality

Jul 2015 – Jun 2016 · 1 yr
Vineland NJ

Financial reporting responsibility for several hotels and restaraunts.

VP Finance & Administration
Vineland Construction Co.

Jul 2007 – Jan 2015 · 7 yrs 7 mos
Vineland New Jersey

Senior financial manager, implementing Yardi an integrated property management system, oversight of financial department, lease administration, construction and development financial management, human resources and payroll, and best practices implementation.



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Acquisition Agent - American Property Investors Association

Skills & Endorsements

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